EXHIBIT 10.30

                          Employment Agreement between
                               Kate Walsh Carr and
                             The Adams National Bank
                             dated January 21, 1997







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                                                 January 21, 1997


Ms. Kate Carr
3702 Curtis Court
Chevy Chase, MD 20815

Dear Ms. Carr:

     Please accept this letter as The Adams National Bank's (the "Bank") offer to employ you as the Bank's Senior Vice President, Lending. As the Senior Vice President, Lending, you will be responsible for the overall management and operation of the Bank's loan department including compliance with all applicable regulations. All employees of the department shall report to you and shall report to the CEO of the Bank.

     The base compensation for the performance of your duties shall be a salary of $ 99,500.00 per annum, payable in cash in accordance with the Bank's normal payroll practices. Such compensation shall be reviewed annually by the CEO and the Personnel Committee of the Board of Directors. In addition, you shall be eligible to receive annual or other bonuses at the sole discretion of the Board of Directors of the Bank. You shall also participate in any plan that the Bank maintains for the benefit of its executive employees relating to profit sharing, retirement benefits, medical insurance and other group benefits including disability and life insurance. Enclosed herewith is a summary of the Bank's current package of benefits for which you would qualify as the Bank's Senior Vice President, Lending.

     Further, you will be an important member of the management of the Bank upon whose services the Bank will depend for its future growth and prosperity. As such, in the event of any actual or proposed change in control of the Bank or its parent, Abigail Adams National Bancorp, Inc. (the "Company"), which has not been approved by a majority of the continuing directors then in office, you shall be entitled to receive a lump sum payment equal to one year's base salary. Change in control means:

(a) when the Company or the Bank acquires actual knowledge that any person, other then an employee benefit plan established or maintained by the Company or the Bank, is or becomes the beneficial owner directly or indirectly, or record owner of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities;


(b) upon the first purchase of the Company's common stock pursuant to a tender or exchange offer (other then a tender or exchange made by an employee benefit plan established or maintained by the Company or the Bank);


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(c)  upon  the  approval  by  the  Company's  stockholders  of (1) a  merger  or consolidation of the Company with or into another corporation (other than a merger or consolidation the definitive agreement for which provides that at least two-thirds of the directors of the surviving or resulting corporation immediately after the transaction are continuing Directors), (2) a sale or disposition of all or substantially all of the Company's assets, or (3) a plan of liquidation or dissolution of the Company;

(d) if during any period of two consecutive years, individuals who at the beginning of such period constitute the Board of Directors of either the Company or the Bank (the "continuing Directors") cease for any reason to constitute at least two-thirds thereof;

(e) upon a sale of (1) common stock of the Bank if after such sale any person, other than an employee benefit plan established or maintained by the Company or the Bank, owns a majority of the Bank's common stock or (2) all or substantially all of the Bank's assets; or

(f) any other agreement, happening or device which has substantially the same effect on control of the Company or the Bank as any of the foregoing.


     If after any such event there is a reduction in your compensation, benefits, responsibilities, authority or functions which is deemed materially adverse by you, you may choose to consider yourself as being terminated and entitled to the foregoing lump sum payment.

     While you are employed by the Bank, the Bank may, after written notice to you, terminate your employment for "Just Cause." Termination for "Just Cause" shall include termination because of personal dishonesty, breach of fiduciary duty involving personal profit, willful failure to perform stated duties or willful violation of any law, rule or regulation.

     The Bank and its Board of Directors look forward to your joining our management. Please confirm for me your acceptance of the position as the Bank's Senior Vice President, Chief Lender commencing no later than February 10, 1997.


                                                     Sincerely,




                                                     Barbara Davis Blum
                                                     Chairwoman & CEO



ACCEPTED JANUARY ___, 1997:


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Kate Carr
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